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                                                              EXHIBIT 4(b)(IV).1

                                    AGREEMENT

                    ON THE LEASE OF NON-RESIDENTIAL PREMISES

  entered into pursuant to Sections 3 et seq. of Act No. 116/1990 Zb., on Lease
              and Sublease of Non-residential Premises, as amended
                           (hereafter the "Agreement")

                                 by and between:

POLUS INV., a.s.
Junacka 1,
831 04 Bratislava

Identification No.:        35 783 923
Tax Identification No.:    35 783 923/602
Represented by:            JUDr. Gabor Zaszlos, Chairman of the Board of
Directors                         Jordan L. Dermer, pursuant to Power of
Attorney

(hereinafter the "Lessor")

                                       and

EUROTEL Bratislava a.s.
Stefanikova 17
811 05 Bratislava
Identification No.:        357 05 019
Tax Identification No.:    357 05 019/600
Represented by:            Jozef Barta, CEO and Procurist
                           Thomas Joseph Cancro, CFO and Procurist

(hereinafter the "Lessee")

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                                       I.
                                SUBJECT OF LEASE

1. Beginning on the Commencement Date as defined below, the Lessor shall lease to the Lessee non-residential premises located on the 2nd (mezzanine), 9th, 10th, 11th, 12th, 13th, 14th, 15th, 16th, and 17th floors and basement level of the immovable property - building, Registry No. 10 645, located at Vajnorska street 100/A in Bratislava, in accordance with (i) floor plans of the leased non-residential premises in the form of Schedule D hereto, and (ii) technical specifications and equipment of the non-residential premises in the form of Schedule G hereto, Schedules D and G forming an integral part hereof (hereinafter the "Building"), built on a part of a land plot, registry No. 15123/7 registered in the Real Property Cadaster for the City of Bratislava in the Ownership List No. 2382 (hereinafter the "Land"), with area of 51,326 square meters as per the attached site plan in the form of Schedule E hereto which forms an integral part hereof (hereinafter referred to as the "Initial Premises"). The total area of the leased Initial Premises equals to 11 982.87 sq. meters of the Rentable Area having the size of 14,512.27 sq. meters as defined in a certain agreement on future lease agreement entered into among the Lessor, Trigranit (Bratislava) B.V. and the Lessee in connection with this Agreement (the "Agreement on Future Agreement"). The Building is a part of commercial and office space development known as the "Polus City Center Bratislava".

2. Beginning on August 1, 2001, the Lessor shall lease to the Lessee non-residential premises located in the 8th floor of the Building in accordance with (i) floor plans of the leased non-residential premises in the form of Schedule I hereto, (ii) technical specifications and equipment of the additional non-residential premises in the form of Schedule J hereto, Schedules I and J forming an integral part hereof, and (iii) space plans in a format of the space plans for the Initial Premises (the "Space Plans"), which must be delivered by the Lessee to the Lessor not later than April 26, 2001 (hereinafter referred to as the "First Expansion Premises"). The total area of the leased First Expansion Premises equals to 1,264.70 sq. meters of the Rentable Area having the size of 14,512.27 sq. meters as defined in the Agreement on Future Agreement.

      Subject to the provision of Section 3.4 of the Future Lease Agreement (as defined below), the Lessor shall ensure that no later than on 31st July 2001 (i) the Lessor shall be the owner of the Building (ii) any and all approvals and consents required by law for the effectuation of lease of the First Expansion Premises in accordance with this Agreement have

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      been obtained, and (iii) the First Expansion Premises are in a proper condition for their conveyance and take-over in accordance with this Agreement .

The Lessor shall provide copies of any and all certificates of occupancy for the First Expansion Premises to Lessee with confirmation of the relevant authority that such certificate of occupancy has become final and absolute ("Certificate of Occupancy" denominated as "Kolaudacne rozhodnutie" in the Slovak Law), not later than 5 (five) working days from the occurrence of such event, however not later than as of July 31, 2001.

As to the Certificate of Occupancy the term "final and absolute" shall mean that any decision or permit of the competent authority has become non-appealable pursuant to Slovak law and that eventual appeals or other legal remedies lodged by any party of the relevant permit procedure have finally been dismissed.

The Lessor shall inform Lessee in writing about the date on which the last of the conditions stipulated in the second paragraph of this Article I (2) hereof has been met no later than on the second immediately following business day after such date.

3. Beginning on September 1, 2006, the Lessor shall lease to the Lessee non-residential premises located in the 7th floor of the Building in accordance with (i) floor plans of such non-residential premises in the form of Schedule K hereto, (ii) technical specifications and equipment of such additional non-residential premises in the form of Schedule L hereto, Schedules K and L forming an integral part hereof, and (iii) the Space Plans to be delivered by the Lessee to the Lessor not later than on May 26, 2006 (hereinafter referred to as the "Second Expansion Premises"). The total area of the leased Second Expansion Premises equals to 1,264,70 sq. meters of the Rentable Area having the size of 14,512.27 sq. meters as defined in the Agreement on Future Agreement.

      If the Lessee is in delay with submission of the Space Plans to the Lessor in respect to the First Expansion Premises or the Second Expansion Premises, respectively, the hand over of the First Expansion Premises and/or the Second Expansion Premises, respectively, shall be delayed by the number of days equal to the number of days of delay with the submission of the Space Plans by the Lessee, provided that the rent shall be payable by the Lessee as of August 1, 2001 or September 1, 2006, respectively.

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4.    (a) If the Lessee exercises its option pursuant to Article XV(1) hereto
      (the "IBM Space Option") prior to May 26, 2006, the Lessee's obligation to lease the Second Expansion Premises under Article I(3) hereto shall automatically convert to the Lessee's option to lease the Second Expansion Premises as of September 1, 2006, under the same terms and conditions as stipulated in this Agreement (hereinafter respectively referred to as the "Second Expansion Premises Option"). The provisions of Article XV hereto shall apply mutatis mutandis to the Second Expansion Premises Option; provided however, that to exercise the Second Expansion Premises Option, the Lessee shall deliver to the Lessor a written notice of exercise at any time but not later than on May 26, 2006. Should the IBM Space Notice as defined below be delivered to the Lessee later than sixty (60) days before May 26, 2006, the deadlines of May 26, 2006, and September 1, 2006, referred to above shall automatically extend to August 26, 2006, and November 1, 2006, respectively.

      (b) The Lessor shall pay to the Lessee a contractual fine for any breach of the Lessor's obligation under the Article I(2) or Article I(3) or
      Article I(4) hereto, provided that such breach shall not be cured by the Lessor within thirty (30) days therefrom , in the amount of 2,556 EUR (in words: Two Thousand Five Hundred Fifty Six (Euro)) for each calendar day of such breach; provided however, that the overall amount of penalty for a single breach shall be limited to a three (3) year rent for any undelivered premises which were to be leased by the Lessor to the Lessee in accordance with Articles I(2), (3) and (4) hereto calculated in accordance with Article IV(1) hereto at the time of such breach.

      (c) For the purposes of this Agreement the terms the Initial Premises, the First Expansion Premises and the Second Expansion Premises taken together shall be referred to as the "Premises".

5. The Lessor represents that it is (i) the lessee of the Land pursuant to a contract of tenancy between the Lessor (as tenant) and the Municipal District of Bratislava - Nove Mesto (as landlord) dated 12 May 1998 as amended (the "Land Lease") attached hereto as Schedule H, and (ii) the registered owner of the Building, and that it is authorized to let the Premises to the Lessee for use and lease, and that the lease hereunder is not prejudiced by any third party rights. The Lessor further represents that it has obtained any and all approvals and consents required by law for the lease of the Premises.

                                       II.
                                PURPOSE OF LEASE

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      The Lessor hereby leases to the Lessee the Premises for the purpose of use thereof as office and operational space. The Lessor hereby leases to the Lessee also 180 secured parking spaces, 145 of which shall be Inside Parking Spaces and 35 of which shall be Rooftop Parking Spaces as are outlined in greater detail in Article XIII hereof. Notwithstanding anything to the contrary contained herein, the Lessor shall be entitled to convert, at any time during the term of the Lease 35 Rooftop Parking
      Spaces to 35 covered parking spaces in the below ground levels of the Buildings at the Rent applicable for the Inside Parking Spaces.

                                      III.
                                  TERM OF LEASE

1. The term of this Agreement shall be for a definite period of twelve (12) years commencing on the date of execution of this Agreement (the "Commencement Date"), and validity of this Agreement may only be terminated for any of the reasons specified in Article XII hereof.

2. The Lessee shall be entitled to an extension of the term of lease as specified in Article III(1) above for two (2) additional immediately following five (5) year periods, subject to the same terms and conditions as stipulated herein. The term of this lease shall be extended by such additional five (5) year periods provided that the Lessee shall, at least six (6) months prior to expiration of the initial term of the lease as specified in Article III(1) above, or, as the case may be, at least six
      (6) months prior to the expiration of the first extended five (5) year period, notify the Lessor in writing of the Lessee's intention to extend the term of the lease.

3. As of a respective date of commencement of actual use of the Premises by the Lessee, the Lessor shall prepare the Premises in a proper condition for their conveyance and take-over. The Lessee shall take over the Premises by its authorized representatives, on the site, and after an inspection of the Premises. The protocol of conveyance and take-over of the Premises shall contain a brief assessment by both parties hereto of the condition of the Premises as at their take-over date, and a specification of the time limits for removal of defects and shortcomings, if any.

                                       IV.
                                      RENT

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1.   The rent for the Premises was set on the basis of a mutual consent of the contracting parties in accordance with applicable laws and regulations and

     (a) for the first Initial Period of 365 days beginning on the Commencement Date (the "Initial Period") amounts to 10 EUR (in words: Ten (Euro)) for all of the actually leased Premises per month, excluding VAT, and (b) for the rest of the term of this Agreement following the lapse of the Initial Period amounts to 10.737 EUR (in words: Ten point Seven Three Seven (Euro)) per one square meter of the actually leased Premises per month, excluding VAT. The applicable value added tax shall be calculated in accordance with applicable laws. The obligation of the Lessee to pay the rent will begin on the respective dates of commencements of the leases as per Articles I (1),
     (2), (3) and (4).

     Notwithstanding the foregoing, the rent for the First Expansion Premises
     (i) for the period beginning on August 1, 2001 and ending on July 1, 2004 amounts to 9.203 EUR (in words: nine point two zero three (Euro)) per one square meter of the actually leased First Expansion Premises per month, excluding VAT, and (ii) for the rest of the term of this Agreement following the lapse of the aforementioned period amounts to 10.737 EUR (in words: Ten point Seven Three Seven (Euro)) per one square meter of the actually leased Premises per month, excluding VAT, as such amount under
     (ii) shall be adjusted at that time in accordance with Article IV(2) provided that the first adjustment shall be made as of January 1, 2002. The applicable value added tax shall be calculated in accordance with applicable laws. The obligation of the Lessee to pay the rent for the First Expansion Premises will begin on August 1, 2001 or such earlier date as may be agreed between the parties hereto. Provision of the first paragraph of this Article IV(1) shall not apply to the rent for the First Expansion Premises.

2. The rent specified in Article IV(1) above shall be adjusted by a written notice from the Lessor to the Lessee, on an annual basis as of January 1 by a percentage corresponding to the percentage growth value of the German consumer price index (German Consumer Price Index - 4 person household published by the German Statistical Agency with its seat in Wiesbaden) (hereafter the "German Consumer Price Index") for the previous calendar year. Any such increase of the rent due to inflation, however, shall not exceed the maximum limit of 3% (three per cent) in any calendar year. The rent shall not be adjusted due to inflation if the change in the German Consumer Price Index does not exceed 1% (one per cent) in the relevant calendar year. However changes of less than or equal to 1 % (one per cent) in the German Consumer Price Index in one calendar year shall be added to the percentage growth value of the

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      German Consumer Price Index in the immediately following year until such changes exceed 1 % (one per cent).

3. The rent shall be payable in Slovak crowns, converted from EUR at the exchange rate of the National Bank of Slovakia as in effect on the date of issuance of the relevant invoice, and shall be paid by the Lessee to the Lessor's account No. 2008005497/1100 at Tatra banka, a.s., with its seat at Vajanskeho nabre[_]ie 5, 810 00 Bratislava, or such other account as may be notified by the Lessor to the Lessee in writing from time to time but not later than thirty (30) days prior to the respective payment. The Lessor shall charge the Lessee with VAT on the rent at the rate specified by then applicable laws of the Slovak Republic and such amount shall be paid by the Lessee to the Lessor's account No. 2625007738/1100 at Tatra banka a.s., with its seat at Vajanskeho nabre[_]ie 5, 810 00 Bratislava, or such other account as may be notified by the Lessor to the Lessee in writing from time to time but not later than thirty (30) days prior to the respective payment.

4. The rent for any calendar quarter shall be payable on a quarterly basis in advance, and shall be payable on the basis of an invoice delivered by the Lessor to the Lessee no sooner than on the first (1st) day of the relevant quarter. Each such invoice shall be due and payable within thirty (30) days of its delivery to the Lessee; the date of payment shall be the date of receipt of payment on the Lessor's account in accordance with this
      Article IV(4). The interest rate upon defaults in payment of the rent shall be 9% (nine per cent) per year if not stipulated otherwise by mandatory Slovak laws, calculated per diem. If the first payment of rent fall within any calendar quarter, it shall be prorated to the whole calendar quarter and paid in advance.

5. In the event that the Premises cannot be used for reasons which were not, in whole or in part, caused by any fault on the part of the Lessee, including but not limited to the situations where (i) the Lessor, notwithstanding the Lessee's written notice, fails to remove a defect in the Premises which affects the use of the Premises for the contemplated purpose, (ii) the services which the Lessor is obligated to provide and which lie within the control of the Lessor were not properly provided and, as a result, the use of the Premises has become aggravated, or (iii) any structural modifications in the Building undertaken or ordered to be undertaken by the Lessor resulted in an aggravation of the conditions of use of the Premises; the Lessee shall be entitled to a respective pro-rata discount from the rent. Similarly, the Lessee shall also be entitled to an adequate reduction of the rent if, as a result of the Lessor's activities, the conditions of the use of the Premises become restricted. The Lessee shall only be entitled to such discount from or reduction of the rent for the period of the time for which the Premises could not be used or their use was restricted.

                                       V.
                             SERVICES AND UTILITIES

1. The parties hereto have agreed that the Lessee shall reimburse the Lessor for its "proportionate share" of any and all costs of all services related to the operation of the Building and of the Premises as categorized in Schedule F (hereafter the "Services and Utilities") hereto which forms an integral part hereof. The Lessee shall pay to the Lessor a management fee of fifteen (15) % of the Lessee's proportionate share of the cost of those services and utilities in Schedule F which are subject to the management fee (the "Management Fee"), The Management Fee shall be payable at the same time and on the same terms and conditions as the Lessee's proportionate share of such services and utilities. Whenever practicable and permitted by law, the Lessee shall enter into direct contractual relationships with providers of the Services and Utilities stipulated in Schedule F and pay directly to them the respective costs and expenses for such services and utilities.

2. The initial readings of the electrometer and water meter shall be recorded in the protocol of conveyance and take-over of the Premises.

3. At the commencement of the initial lease period, and, upon the Lessee's request, at any time thereafter, the Lessor shall disclose to the Lessee all maintenance and service agreements together with the names and addresses of the contractual parties thereto and the estimated annual costs payable under such agreements. The Lessor hereby agrees that the actual costs pursuant to such aforementioned service agreements shall in no event be higher than usual costs of services of comparable quality in comparable real estate developments in Bratislava. If the Lessee, based on its reasonable judgement, concludes that any of the above mentioned maintenance and service agreements does not meet the standards of the previous sentence, and, the Lessee notifies the Lessor thereon, the Lessor hereby agrees to enter, without undue delay, into an good faith discussion with the Lessee in order to identify a mutually acceptable solution which may include a resolicitation of the agreement in question.

      For the purposes hereof the expression "proportionate share" shall mean the fraction the numerator of which shall be the amount of sq. meters of the actually leased Premises (plus such area of parking space as may be converted by the Lessee to non-residential premises pursuant to Article

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      XIII(1) hereof) and the denominator of which shall be the sum in sq.
      meters of all rentable areas in the Building.

4. The Lessor shall submit to the Lessee separate invoices for the proportionate share of the Services and Utilities contracted for by the Lessor. The issuance, delivery and payment terms of such invoices shall be the same as with respect to invoices relating to the rent pursuant to
      Article IV(4) above; provided that the amounts due thereunder shall be payable by the Lessee in Slovak crowns to the Lessor's account specified in Article IV(3) above.

                                       VI.
                          TERMS AND CONDITIONS OF LEASE

1. The Lessor shall be obligated to deliver the Premises on the dates specified in Article I(1), (2), and (3) above in a condition suitable for the agreed purpose of the lease as set forth in Article II hereof and in accordance with the project requirements specified in Schedules G, J and L hereto, to maintain the Premises in such aforementioned condition, and to secure the proper performance of the services the provision of which is connected to the use of the Premises.

2. The Lessor shall be obligated to ensure to the Lessee the right to an undisturbed use of the Premises, use of the common spaces in the Building, the access necessary for the use of the Premises, and also the right to a use of elevators in the Building.

3. In undertaking any structural modifications, upgrading and/or reconstruction of the Building, the Lessor shall be obligated to respect to the greatest extent possible the justified interests of the Lessee, and shall be obligated to notify the Lessee in writing within a reasonable time limit, but at all times not later than thirty (30) days in advance, of the necessity to undertake any of the activities specified in this
      Article VI(3), as well as any other activities which might affect the use of the Premises.

4. The Lessor shall be obligated to charge the costs of the Services and Utilities in such a way that the amounts collected by the Lessor from the Lessee do not exceed the actual costs incurred by the Lessor in connection with the provision of such Services and Utilities. The Lessee is free to change service providers of the services and utilities which are not provided by the Lessor, at its own expense and risk.

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5.    The Lessor shall be responsible for fire protection of the Premises. For this purpose, the Lessor shall furnish the Premises with the necessary in-built equipment and devices (electronic fire warning system), and shall look after the technical operability of such equipment and devices and confirms hereby that the useful life of such equipment and devices has not expired. The Lessor shall provide the Premises with portable (loosely located) fire protection devices and enter into a contract or contracts with one or more third parties regarding maintenance of the technical operability of any portable (loosely located) fire protection devices. The Lessee agrees to reimburse the Lessor for respective costs and expenses under such contract or contracts.

6. The Lessor agrees not to lease any premises whatsoever in the Building to any of the Lessee's direct business competitors except of placement of technology, or to allow installation of any materials or advertisements of any such business competitor of the Lessee anywhere on or in the Building and/or the Premises.

7. The Lessee agrees to pay during the term of the lease the agreed rent and to pay to direct suppliers and/or reimburse the Lessor for the proportionate share of the Services and Utilities provided pursuant to
      Article V hereof.

8. The Lessee shall be authorized to use the Premises twenty-four (24) hours a day, seven (7) days a week, to the extent stipulated herein, and shall be obligated to use the Premises with the care and diligence of a prudent manager. Upon termination of the lease, the Lessee shall return the Premises to their original condition, subject to ordinary wear and tear. The Lessee shall bear no responsibility for any damage to the Premises which originated prior to the commencement of the lease, even if any such damage becomes apparent during the term of the lease.

9. The Lessee agrees to refrain from any modifications, changes or alterations to the Premises and/or the Building, except for modifications or alterations (i) of other than structural nature or (ii) which do not affect the integrity of the Building's substance or (iii) which do not affect any fixtures or appliances provided by the Lessor. The Lessee shall be permitted to undertake any structural modifications, changes or alterations to the Premises which cannot be removed without damage only subject to the Lessor's prior written consent and exclusively at the Lessee's own expense, unless agreed otherwise by the parties hereto. As to any modifications, changes or alterations to the Premises and/or the Building related to establishment and operation of a data transmission network by the Lessee, such prior consent by the Lessor may not be unreasonably withheld. For purposes of returning the Premises in the "original condition" subject to ordinary wear and tear, the term "original condition" shall be understood to mean the condition of the Premises including any authorized alterations.

10. The Lessee shall be obligated to enable the Lessor to perform any inevitable or expedient modifications or alterations to the Premises, including such modifications or alterations that shall have to be performed on the basis of a decision issued by the relevant authorities.

11. The Lessee shall be obligated, at its own expense, to remove without undue delay any damage caused to the Premises by the Lessee's employees or by third persons who were present in the Premises based on the authorization of the Lessee. In any event, the Lessee shall inform the Lessor in writing of the occurrence of any such damage within five (5) working days from getting knowledge thereof. The Lessee is authorized to engage third parties of the Lessee's choice to remove any damage pursuant to this
      Article VI(11).

12. The Lessee shall notify the Lessor without undue delay of the necessity of any repairs that the Lessor is obliged to make, and allow the performance of these and any other necessary repairs.

13. Any work required by the Lessee above and beyond the scope of the Lessor's obligations stipulated in Article VI(1) above shall be performed by the Lessor for a consideration payable by the Lessee, which consideration shall be limited to the Lessor's actual reasonable cost of performance. The Lessor is authorized to engage third parties to perform the activities the Lessor is obligated to undertake pursuant to this Article VI(13). Any contracts entered into by the Lessor for said work shall be arms length transactions keeping in mind good and fair pricing. As an alternative to the Lessor performing or contracting for said work, the Lessee can contract for the performance of said work at the Lessee's expense and risk.

                                      VII.
                                    INSURANCE

1. The Lessor agrees to obtain a comprehensive insurance of the Building against damage or destruction by a natural disaster. The proportionate share of the insurance premiums shall be paid by the Lessee and the insurance shall be maintained effective throughout the term of the lease without interruption. The Lessor shall be obligated, at the Lessee's request, to present to the Lessee for inspection the relevant insurance policy. In the event of a damage constituting an insured occurrence, the Lessor shall apply the insurance proceeds towards a prompt repair of the Premises. The Lessee agrees that the insurance of the Building shall not extend to any furniture, equipment, appliances or other goods of whatever kind, which have been brought in or fixed to the Building by the Lessee.

2. Upon the commencement of the lease, the Lessor shall deliver to the Lessee one copy of the insurance policy referred to in Article VII(1) above.

                                      VIII.
                       LESSEE'S ADVERTISING AND PROMOTION

1. Subject to approvals to be obtained by the Lessee from the respective authorities (provided that such approvals are required by the law), the Lessee shall be authorized to install suitable advertising notices containing the Lessee's name and logo at the entrance, in the lobby and at other appropriate locations in the Premises.

2. Subject to approvals to be obtained by the Lessee from the respective authorities (provided that such approvals are required by the law), the Lessor shall allow installation of the Lessee's advertisement on the roof over the Premises and/or the Building or, at the Lessee's option, on a different part of the Building's facade, provided that the fee for placement of such Lessee's advertisement is included in the rent calculated in accordance with Article IV(1) above.

      The cost of assembly, installation and operation of any such advertisement (Articles VIII (1) and (2) hereto) shall be borne by the Lessee.

3. The Lessor hereby covenants to the Lessee that no other advertising notices and/or the advertisement of any business entity shall be installed on the roof of the Building and/or the Building's facade except for signage identifying tenants to be located on the facade at the ground level of the Building, provided that Lessee's advertisement shall be dominant. The Lessor shall pay to the Lessee a contractual fine for the breach of this covenant in the amount of 5,113 EUR (in words: Five Thousand One Hundred Thirteen (Euro)) for each calendar day of such breach.

                                       IX.

                                    SUBLEASE

      The Lessor hereby consents to and authorizes the Lessee to sublease the Premises, or any part thereof, to (i) any third party to a corporate restructuring of the Lessee, or (ii) any Lessee's affiliate. In any other situation, the Lessee shall be authorized to sublease the Premises, or any part thereof, to a third party only with a prior written consent from the Lessor, which consent shall not be unreasonably withheld. It is understood and agreed that the Lessor's consent may be reasonably withheld, if the proposed sub-lessee is a potential tenant actively negotiating with the Lessor, within thirty (30) days prior to the receipt by the Lessor of the Lessee's request for such prior written consent, a lease in the Building and/or the Office Tower 2 (as may be built within the framework of the project of the POLUS City Center Bratislava).

      For the purposes of this Agreement the term "Affiliate" shall mean any entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under the common control of the party concerned. For the purposes of this definition, but without limitation, control shall be conclusively presumed to include any entity which holds, whether directly or indirectly as aforesaid, a 50 percent or greater equity interest in the party concerned.

                                       X.
                    LESSOR'S ACCESS TO THE LESSEE'S PREMISES

1. The Lessor, or a person authorized by the Lessor, shall be entitled to enter the Premises for the purpose of inspection thereof in the presence of a person authorized by the Lessee and during normal business hours upon a prior written notice given at least three (3) days in advance.

2. The Lessor may enter the Premises without the presence of the Lessee, or, respectively, the Lessee's authorized person exclusively in the events of danger caused by a natural disaster, accident or another similar emergency; provided, however, that the Lessor shall have endeavored to notify the Lessee and/or the Lessee's authorized person in advance of the Lessor's intention to enter the Premises.

                                       XI.
                         SPECIAL ARRANGEMENT ON LESSEE'S
                            PROPERTY IN THE BUILDING

1. The Lessee shall be authorized to establish and operate in the Premises and/or the Building a data transmission network. The Lessee shall also be authorized to install and operate an equipment for wireless data transfer on the roof of the Building, subject to the consent of the relevant authorities and at the Lessee's own cost, provided that the fee for placement of such Lessee's equipment is included in the rent calculated in accordance with Article IV(1). Any work done at the Premises and/or the Building will be done only upon a prior consent of the Lessor. Such prior written consent by the Lessor may not be unreasonably withheld.

2. The Lessee shall be authorized, at its own cost, to install and use in the Building its own equipment for the receipt of data transmitted through satellite transmission.

3. The Lessee shall be authorized to bring into the Building and use therein other technical equipment necessary for the Lessee's business activities.

                                      XII.
                            TERMINATION OF THE LEASE

1. The lease hereunder may be terminated by a written agreement between the parties hereto.

2. The Lessor may terminate this Lease Agreement by a written notice exclusively for the reasons specified in Section 9(2) of Act No. 116/1990 Zb., on Lease and Sublease of Non-residential Premises, as amended. In such a case, the termination period shall be three (3) months and shall commence on the first day of the calendar month following the delivery of the termination notice to the Lessee.

3. The Lessee may terminate this Lease Agreement by a written notice exclusively for the reasons specified in Section 9(3) of Act No. 116/1990 Zb., on Lease and Sublease of Non-residential Premises, as amended. In such a case, the termination period shall be three (3) months and shall commence on the first day of the calendar month following the delivery of the termination notice to the Lessor.

4. Should, in an independent judgement of the Lessee, any reason for lease termination specified in Article XII (3) above arise on the side of the Lessor, the Lessee may request that the Lessor rectify the cause of such termination within a six (6) week period which period shall commence on the date of a registered letter specifying such request of the Lessee being delivered to the Lessor. The Lessor hereby agrees that, upon the receipt of such registered letter, the Lessor shall not issue the termination notice pursuant to Article XII (2) above prior to the expiration of the said six (6) week period.

5. Should in an independent judgement of the Lessor, any reason for lease termination specified in Article XII (2) above arise on the side of the Lessee, the Lessor may request that the Lessee rectify the cause of such termination within a six (6) week period which period shall commence on the date of a registered letter specifying such request of the Lessor being delivered to the Lessee. The Lessee hereby agrees that, upon the receipt of such registered letter, the Lessee shall not issue the termination notice pursuant to Article XII (3) above prior to the expiration of the said six (6) week period.

                                      XIII.
                                  PARKING SPACE

1.  Beginning on the Commencement Date, the Lessor shall provide to the Lessee
    (i) 145 covered secured parking spaces in the below ground levels of the Buildings in accordance with the plan in the form of Schedule O-1 hereto (the "Inside Parking Spaces"), and (ii) 35 rooftop parking spaces in accordance with the plan in the form of Schedule O-2 hereto (the "Rooftop Parking Spaces"), which may be changed from time to time by the Lessor provided, however, that such change will in no way impede the Lessee's ability to use the parking spaces as outlined herein during the entire term of the Lease. The parking spaces will be separated from other parking spaces such as retail parking spaces. The Lessee may convert certain number of covered, secured parking spaces to nonresidential premises to be utilized for storage and technology purposes provided that such conversion shall not cause any traffic problems. Any such conversion of any number of covered, secured parking spaces shall not result in a change of the monthly fee as outlined in Article XIII (2) below.

    Such conversion shall be made at the Lessee's own cost and risk and shall observe any restrictions imposed by the applicable law. Consent of the Lessor is not required for any said conversions. The Lessee shall indemnify the Lessor and hold the Lessor harmless from any damage or harm of whatever kind and nature, which may be caused to the Lessor by said conversion of parking spaces or by its use by the Lessee.

2. The total monthly fee for parking spaces shall be (a) 10 EUR for all parking spaces per month for the Initial Period beginning on the Commencement Date, (b) 76.69 EUR per one Inside Parking Space per month for the rest of the term of this Agreement following the lapse of the Initial Period, and (c) 65.18 EUR per one Rooftop Parking Space per month for the rest of the term of this Agreement following the lapse of the Initial Period. The monthly fees pursuant to this Article XIII shall be payable to the Lessor's account specified in Article IV(3) above, together with the rent for the Premises pursuant to Article IV(4) above, on the basis of a separate invoice from the Lessor, issued, delivered and payable in the same manner as invoices relating to the rent pursuant to Article IV(4) above. The monthly fee for parking space will be adjusted in a similar manner as set forth in Article IV(2) of this Agreement.

3. 3. The Lessor shall reserve for the Lessee fifty-five (55) of the total one hundred eighty (180) parking spaces in the zone marked in red in Schedule O-1, which shall be fully dedicated parking spaces marked with Lessee's signs (hereinafter referred as ,,Dedicated Parking Spaces"). The costs, installation and maintenance of these signs shall be the responsibility of the Lessee. The Lessee shall be entitled to use the Dedicated Parking Spaces twenty-four (24) hours a day, seven days a week, three-hundred and sixty-five (365) days a year. The NOTE in Schedule O-1 stipulating the time frame for the barriers shall not in any case apply to the Dedicated Parking Spaces. The Lessor shall not bear any responsibility whatsoever for breach of such dedication and reservation by other lessees, however, the Lessor shall not make any commitments to other lessees, which would interfere with the Lessee's rights under this paragraph 3.

4. The Lessor shall provide to the Lessee one hundred and twenty five (125) ("Non-Dedicated Parking Spaces") of the total one hundred eighty (180) parking spaces, ninety (90) of which shall be located in the zone marked as green in Schedule O-1, and thirty five (35) of which shall be located in the zone marked as green in Schedule O-2 (hereinafter collectively referred to as the "Non-Dedicated Parking Zones").

      The Lessee shall be entitled to use the Non- Dedicated Parking Spaces any time, twenty-four (24) hours a day, 7 days a week, three-hundred and sixty-five (365) days a year. Notwithstanding the foregoing, the Lessee shall benefit from the use of the Non-Dedicated Parking Zones from 7 a.m. to 6. p.m., Monday to Friday ( the "Office Hours") on a " first come first served basis". Outside of the Office Hours, and as per the Note the Lessee shall be entitled to use the Non-Dedicated Parking Zones on a "first come first served basis" provided that the Lessee acknowledges that the NOTE in Schedule O-1 and in Schedule O-2, stipulating the time frame for the barriers applies to the Non-Dedicated Parking Zones. The Lessor shall not overbook the number of the parking spaces in the Non-Dedicated Parking Zones for more than fifteen (15) percent.

5. There shall be no additional charges paid by the Lessee for the usage of the total one - hundred eighty (180) parking spaces in accordance with this Agreement, other than charges agreed upon herein.

                                      XIV.
                                  FORCE MAJEURE

      Failure on the part of any party to perform any of its obligations set forth in this Agreement because of a force majeure will not give the other party to this Agreement any claim against the other party or be deemed to be a breach of this Agreement. Any party failing to perform its obligation on this Agreement in the event of such force majeure shall give notice in writing of such force majeure as soon as possible after occurrence to the other party. For the purpose of this Agreement, force majeure shall mean any war, revolution, civil disorder, sabotage, strike or lock out involving third parties, accident, act of God, laws, regulations and acts of any governmental agency of the Slovak Republic or any similar event, which affects the ability of any party hereto to perform its material obligations hereunder and which is beyond the control of such party. If an event of force majeure occurs and such event materially interferes with any party's ability to perform its obligations hereunder for a continuous period of six (6) months (or it becomes evident that such event will continue for a continuous period of six (6) months), the obligations of such party shall terminate and the other party shall be entitled to damages suffered as a result of such termination payable by the party whose obligations were terminated under this Article XIV.

                                       XV.
                       RIGHT TO LEASE ADDITIONAL PREMISES

1. The Lessor hereby grants to the Lessee a one-time option to lease all non-residential premises located in the 5th and 6th floors of the Building in accordance with (i) floor plans in the form of Schedule M hereto, and (ii) technical specifications and equipment stipulated in Schedule N hereto; Schedules M and N forming an integral part hereof, and amounting to approximately 2,529.40 sq. meters (for the exact specification of rentable area of the such premises BOMA 1996 standards shall be used)(hereinafter referred to as the "Optional Premises") as of July 1, 2008, under the same terms and conditions as stipulated in this Agreement, provided that (i) a certain lease agreement between the Lessor and IBM Slovensko, spol. s r.o. dated February 11, 2000 (the "IBM Lease") shall be terminated prior to March 31, 2008, or (ii) the IBM Lease shall be terminated on March 31, 2008, as a result of IBM Slovensko, spol. s r.o. not exercising its option pursuant to Schedule B of the IBM Lease (the "IBM Space Option") as in effect at the time of the execution of the Agreement of Future Agreement. The Lessor shall notify the Lessee in writing on occurrence of the events under (i) and/or (ii) above without undue delay (the "IBM Space Notice"). The Lessee shall have the right to deliver to the Lessor a written notice, to the effect that the Lessee exercises its option to the Optional Premises, within sixty (60) days from the receipt of the IBM Space Notice. If no such notice of exercise is delivered to the Lessor within such period, the IBM Space Option will expire and be of no further effect. The Lessor hereby represents and covenant to the Lessee that, at the time of the signing of this Agreement, the IBM Lease is to terminate on March 31, 2008, and, the IBM Slovensko, spol. s r.o. has an unilateral option to extend the IBM Lease for additional three (3) years, and, the Lessor shall not amend the IBM Lease in such a way as to extend its term and/or to provide IBM Slovensko, spol. s r.o. with any further option rights with respect to the IBM Space.

2. Notwithstanding the provisions Articles I(2), (3) and XV(1) hereof, at any time throughout the term of this Agreement, the Lessee shall have a right of first refusal (`RFR") with respect to lease of any non-residential premises located at the Building which are to become vacant (the "Vacant Premises"). Should the Lessor want to enter into a lease agreement on any Vacant Premises with any third party, the Lessor shall first send a written notice to the Lessee specifying the terms and conditions of such lease agreement ('"Notice of Offer"). The Lessor shall not be obliged to divulge the identity of such third party.

3. The Lessee shall have the right, within thirty (30) days of the date of its receipt of the Notice of Offer, to deliver to the Lessor a written notice to the effect that the Lessee exercises its RFR to lease the Vacant Premises on the terms and conditions set out in the Notice of Offer.

4. Should the Lessee fail to exercise its RFR within the above thirty-day period, the Lessor shall have the right to enter into a lease of the Vacant Premises under the terms and conditions stipulated in the

      Notice of Offer with an interested third party within eight (8) months of the date of the Notice of Offer. Should such agreement on the lease of Vacant Premises not be entered into within the above eight (8) month period, the Lessor shall be obligated to repeatedly offer the Vacant Premises to the Lessee in accordance with this Article XV.

5. The Lessor shall pay to the Lessee a contractual fine for any breach of the Lessor's obligation under this Article XV., provided that such breach shall not be cured by the Lessor within seven (7) days therefrom, in the amount of one (1) year rent for any undelivered premises which were to be leased by the Lessor to the Lessee in accordance with this Article XV. calculated in accordance with Article IV(1) hereof at the time of such breach.

                                      XVI.
                                FINAL PROVISIONS

1. This Agreement shall become valid and effective as of the date of execution hereof by both parties hereto.

2. This Agreement and the rights of the parties hereunder shall be construed and interpreted in accordance with Slovak laws but without reference to Slovak conflict of law principles. The parties hereto shall endeavor to reach an amicable settlement of any disputes that may arise under this Agreement. However, if they are unable to resolve any dispute by amicable settlement, such dispute shall be finally settled by the Slovak court having jurisdiction.

3. The parties hereto have entered into this Agreement pursuant to the Agreement on Future Agreement entered into between the Lessor and the Lessee on 12 December 2000, as amended by the Amendment No. 1 to the Agreement on Future Lease Agreement dated 26 April 2001 ( the "Future Lease Agreement").

4. Any other change of or modification to this Agreement may be valid if made in writing and executed by both parties hereto.

5. The parties hereto represent that they have read this Agreement, agree to the contents hereof, and execute the same as an expression of their consent herewith.

6. This Agreement and any amendments and other modifications thereof shall be executed in the English and Slovak languages. In the event of a conflict between the English language and the Slovak language versions of this Agreement, the English language version shall control.

7. This Agreement is made in four (4) counterparts in the Slovak language and in four (4) counterparts in the English language. Either party hereto shall receive two (2) original counterparts of each of the Slovak and English language version.

THE PARTIES, INTENDING TO BE LEGALLY BOUND, hereto have duly signed this Agreement by their duly authorized representatives as of the day and year below written.

Bratislava, 9th day of July 2001

POLUS INV., a.s.

By:                           __________________________________________________
                              JUDr. Gabor Zaszlos, Chairman of the Board
                              of Directors

                              __________________________________________________
                              Name: Jordan L. Dermer, pursuant to the
                              Power of Attorney


EuroTel Bratislava, a.s.

By:                           __________________________________________________
                              Jozef Barta,
                              Chief Executive Officer and
                              Procurist

                              __________________________________________________
                              Thomas Joseph Cancro,
                              Chief Financial Officer and
                              Procurist

Schedules:

Schedule A     Lessor's Extract from the Commercial Register
Schedule B     Lessee's Extract from the Commercial Register
Schedule C     Extract from the Real Property Cadaster
Schedule D     Floor Plan of the Initial Premises
Schedule E     Site Plan
Schedule F     Services and Utilities
Schedule G     Technical Specifications and Equipment of the Initial
               Premises Building Specifications
Schedule H     Land Lease
Schedule I     Floor Plan of the First Expansion Premises
Schedule J     Technical Specifications and Equipment of the First
               Expansion Premises Building Specifications
Schedule K     Floor Plan of the Second Expansion Premises
Schedule L     Technical Specifications and Equipment of the Second
               Expansion Premises Building Specifications
Schedule M     Floor Plan of the Optional Premises
Schedule N     Technical Specifications and Equipment of the Optional
               Premises Building Specifications
Schedule O-1   Space Plan of Inside Parking Spaces
Schedule O-2   Space Plan of Rooftop Parking Spaces